SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒          Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall
Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Linda E. Garcia
U.S. Bank National Association
190 S. LaSalle Street
Chicago, IL 60603
(312) 332-6781
(Name, address and telephone number of agent for service)

H & R BLOCK INC.
(Issuer with respect to the Securities)

Missouri	44-0607856
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

One H & R Block Way
Kansas City, Missouri	64105
(Address of Principal Executive Offices)	(Zip Code)

BLOCK FINANCIAL LLC
(Issuer with respect to the Securities)

Delaware	52-1781495
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

One H & R Block Way
Kansas City, Missouri	64105
(Address of Principal Executive Offices)	(Zip Code)

DEBT SECURITIES
GUARANTEES OF DEBT SECURITIES

FORM T-1

Item 1.          GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)          Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Washington, D.C.

b)          Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.          AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15          Pursuant to General Instruction B of the Form T-1, no responses are included for Items 3-15 of this Form T-1 because, to the best of the Trustee’s knowledge, the obligor or the guarantor is not in default under any Indenture for which the Trustee acts as Trustee and the Trustee is not a foreign trustee as provided under Item 15.

Item 16.          LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.          A copy of the Articles of Association of the Trustee.*

2.          A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.          A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.          A copy of the existing bylaws of the Trustee.**

5.          A copy of each Indenture referred to in Item 4. Not applicable.

6.          The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.          Report of Condition of the Trustee as of March 31, 2020 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
**	Incorporated by reference to Exhibit 25.1 to registration statement on form S-3ASR, Registration Number 333-199863 filed on November 5, 2014.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 4th of August, 2020.

By:	/s/ Linda E. Garcia
Linda E. Garcia
Vice President

3

Exhibit 2

Office of the Comptroller of the Currency

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Joseph Otting, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, February 24, 2020, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia

Comptroller of the Currency

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: August 4, 2020

By:	/s/ Linda E. Garcia
Linda E. Garcia
Vice President